FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number : 1-15232

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COMMUNIQUE DE PRESSE 10 avril 2007
Service Presse 16 rue de la Ville l’Evêque 75008 Paris FRANCE

SUEZ, La Caixa and HISUSA launch an offer on

Sociedad General de Aguas de Barcelona (“AGBAR”)

The SUEZ Group, La Caixa, and HISUSA (controlled by SUEZ Environment at 51% and Caixa Holding at 49%), which jointly own 49.7% of AGBAR, have decided to launch a public tender offer on AGBAR’s total outstanding shares that they do not already own, at a price of €27 per share (excluding 2006 dividend1).

Torreal, the second largest shareholder of AGBAR with a 6.7% holding and represented on the AGBAR Board of Directors, has irrevocably undertaken to contribute its shares to the offer, which will lead HISUSA to cross the threshold of 50% of AGBAR’s share capital. The offer represents a premium of 7.1%2 compared to the one month average share price and 12.4% versus the one-year average2.

The objective of SUEZ and Caixa Holding is to strengthen their control on AGBAR while maintaining the listing of the company on the Spanish stock exchange, with a free float of around 30-33%.

The transaction will be funded by the two groups’ own resources and will be accretive as of the first year.

With this offer, SUEZ and La Caixa, partners for more than 15 years, continue their strategy of accompanying AGBAR in its development. This new step will enable it to consolidate its shareholder base and seize new opportunities on its markets.

The strategic partnership developed by SUEZ Environment and AGBAR has helped build mutual trust and collaboration based on know-how and expertise sharing between the two groups, creating opportunities to increase market share, especially in the environment business.

This successful collaboration recently resulted in the signing of a contract by AGBAR and Degrémont for one of Europe’s largest desalination plants, in Barcelona, and the implementation of commercial synergies that bring new opportunities for SUEZ and AGBAR at international level. This offer will strengthen the existing operational collaboration between SUEZ Environment and AGBAR.

This transaction fits into the SUEZ Group’s business strategy based on a joint development of its core businesses, Energy and Environment, and illustrates its strong commitment to growth on the Spanish market with its longstanding partner.

The offer prospectus will be presented to the CNMV as required by regulations. The transaction is subject to the usual regulatory authorizations.

SUEZ has been advised on this transaction by Rothschild and Baker & McKenzie.

1 On March 30, 2007, AGBAR’s Board of Directors proposed a further dividend of €0.28 per share for 2006 at the shareholders’ meeting; as a result, shareholders subscribing to the offer will receive a total of €27.28.

2 Based on the non-affected share price as of 04/04/2007 (ex 2006 dividend), prior to market rumors.

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About SUEZ

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

SUEZ Environment, a SUEZ business line, provides equipment and services that protect the environment and deliver the essentials of life. Its activities include drinking water production and distribution, wastewater collection and treatment, and waste treatment and recovery. Backed by its experience in the water and waste cycles, SUEZ Environment has a wide-ranging portfolio of know-how providing a sustainable solution to the requirements of local authorities and businesses. SUEZ Environment employs over 57,500 people worldwide and in 2006, generated turnover of 11.4 billion euros.

Disclaimer

Important Information

This communication does not constitute an offer to sell or purchase any securities of AGBAR or the solicitation of an offer to sell or purchase any securities of AGBAR, nor shall there be any sale or purchase of securities in any jurisdiction (including the United States) in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, SUEZ disclaims any responsibility or liability for the violation of such restrictions by any person.

Investors are strongly advised to read the prospectus filed with the Comisión Nacional del Mercado de Valores (CNMV), if and when available, and any other relevant documents filed with the CNMV, as well as any amendments and supplements to those documents, because they will contain important information.

Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:

Catherine Guillon: +33 1 40 06 67 15

Guy Dellicour: +32 2 510 76 70

Hélène Enginger: +33 1 58 18 45 94 /+33 6 79 83 65 55

Investor Relations:

Arnaud Erbin: +33 1 40 06 64 89

This release is also available on the Internet: http://www.suez.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary